EXHIBIT 5.1

TroyGould PC
1801 Century Park East, 16th Floor
Los Angeles, California 90067

March 21, 2018

CytRx Corporation
11726 San Vicente Boulevard, Suite 650
Los Angeles, California 90049

Re: Registration Statement on Form S-3
Ladies and Gentlemen:
This opinion letter is furnished to you in connection with the Registration Statement on Form S‑3 (the "Registration Statement") to be filed by CytRx Corporation (the "Company") on or about the date hereof.  The Registration Statement and the prospectus included therein (the "Prospectus") relate to an aggregate of 97,930 shares (the "Shares") of the Company common stock, par value $.001 per share, to be offered for sale by the selling stockholders named therein in the manner described in the Prospectus, as well as the Series A Junior Participating Preferred Stock Purchase Rights (collectively, the "Rights") that accompany the Shares prior to the occurrence of certain events, none of which has occurred as of the date hereof.
This opinion letter is furnished to you at your request and in connection with the requirements of Item 601(b)(5) of Regulation S‑K under the Securities Act of 1933, as amended (the "Securities Act").
For purposes of this opinion letter, we have examined and relied upon originals or copies of (1) the Registration Statement, (2) the Company's Restated Certificate of Incorporation, including the Company's Certificate of Designations of Series A Junior Participating Preferred Stock, as presently in effect (the "Certificate of Incorporation"), (3) the Company's Amended and Restated By‑laws, as presently in effect (the "By‑laws"), (4) the Shareholder Rights Protection Agreement, dated as of April 16, 1997, as presently in effect (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as rights agent (the "Rights Agent"), pursuant to which the Rights were issued, (5) resolutions adopted by the Company's Board of Directors pertaining to the Registration Statement and related matters, and (6) such certificates of public officials and officers of the Company, and such records of the Company and other documents, as we have deemed necessary or appropriate as a basis for our opinions.  We also have reviewed such matters of the law described in the following paragraph as we considered necessary or appropriate as a basis for the opinions expressed below.
The opinion expressed below is limited to the United States federal laws and Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting those laws.
Based upon and subject to the foregoing and the additional assumptions, qualifications and limitations set forth below, we are of the opinion (a) that the Shares have been duly authorized and are validly issued, fully paid and non-assessable, and (b)  the Rights constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.
With your permission, we have made (and are relying upon) the following assumptions, without any independent investigation or inquiry by us, and our opinions expressed above are subject to, and limited and qualified by the effect of, the following assumptions:  (1) all representations, warranties, and other statements as to factual matters that are contained in the documents that we reviewed in connection with this opinion letter are accurate and complete, and all corporate records furnished to us by the Company are accurate and complete; (2) the Registration Statement will be declared effective under the Securities Act prior to the offer, sale, or issuance of the Shares, and such effectiveness will not be suspended or terminated as of the date of the offer, sale, or issuance of the Shares; and (3) the Rights Agreement constitutes the valid and binding obligation of the Rights Agent, enforceable against the Rights Agent in accordance with its terms.
    In addition, in rendering our opinion with respect to the Rights, (1) we do not address whether the Board of Directors would be required by a court of competent jurisdiction to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time, (2) we assume that the members of the Board of Directors acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement, and (3) we address the Rights and the Rights Agreement in their entirety, and it is not settled whether the invalidity of any particular provision of the Rights Agreement or of the Rights issued thereunder would result in invalidating the Rights Agreement or the Rights in their entirety.

Our opinion with respect to the Rights is subject to (a) the effect of bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium, and other similar laws and court decisions relating to or affecting the rights and remedies of creditors and (b) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith, and fair dealing, and the discretion of the court before which a proceeding is brought.  Furthermore, we neither express nor imply any opinion as to (1) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies, or judicial relief, (2) waivers of rights or defenses, (3) advance waivers of claims, defenses, rights granted by law, notice, opportunity for hearing, evidentiary requirements, statutes of limitation, trial by jury or at law, or other procedural rights, (4) waivers of broadly or vaguely stated rights, (5) provisions for exclusivity, election, or cumulation of rights or remedies, (6) provisions authorizing or validating conclusive or discretionary determinations, or (7) the severability, if invalid, of provisions to the foregoing effect.  We neither express nor imply any opinion regarding the validity, binding effect, or enforceability of any agreement except to the extent expressly stated above in this opinion letter.
We hereby consent to your filing this opinion letter as an exhibit to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Prospectus. Our consent shall not be deemed an admission that we are experts whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
This opinion letter may be used only in connection with the offer and sale of the Shares and the Rights while the Registration Statement remains effective.
Very truly yours,

/s/ TROYGOULD PC